Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

A transcript of Benson Hill, Inc.’s webcast and Q&A for retail investors on September 17, 2021 follows:

Ruben Mella:	Hello, and welcome to Benson Hills Retail Investor Q&A Forum. My name is Ruben Mella, Senior Director of Investor Relations. Before we begin, I want to say this call may contain forward looking statements including Benson Hills’ expectations of future financial and business performance and conditions, industry outlook, and the timing and completion of the merger transaction. Forward looking statements are inherently subject to risk, uncertainties, and assumptions, and are not guarantees of performance. We caution you to consider risk factors that could cause actual results that are materially different than those in the forward-looking statements contained in our discussion today. The risk factor section in Star Peak Corp II’s S Corp filing with the SEC provide examples of those risks.

Matt Crisp:	Thanks for joining us today and all the questions submitted over the last week. It’s been really terrific engaging with the community here about our company, the challenges and opportunities that we are facing, our food system is facing. If you’ve checked out the website, you had a chance, I hope, to watch a number of videos we’ve made over the last few months about what we do and how we do it, even the facilities where we do it.

You know, we wanted to open this event with the video you just saw explaining why we do what we do. You know, we really believe that there is no industry that has a greater impact on people and on our planet than the agrifood production space. And the challenges that we’re facing are really urgent and no company can do it alone. Our food system to date has been very focused on quantity and quantity over quality. In reality, we’ve really got to have both. We believe strongly that combining technology, you know, with a more integrated approach in the agrifood value chain that we can really, for the first time, link the farmer benefit with consumer benefit, and lift up the whole system to create real change.

So, we believe passionately that this starts with the seed. That it starts with seed that’s designed with the consumer in mind to make food and ingredients that have higher nutrition content, that require less processing, less additives, and food ingredients that indeed are made better from the beginning with that seed.

This really comes to life with the team that we have here at Benson Hills, scientists, technicians, breeders, combined with our farmer partners, investors, ultimately our consumer stakeholders who are all interested in driving change and really making an impact. You know, we really believe that it creates the technology that we’re employing, the business model we’re employing. It opens an opportunity for us to build a community around this movement to link the value that we’re bringing with, again, ultimately the consumer.

We’ve got a really powerful partner in doing that in nature, in this natural genetic diversity of plants, which as we’ve said is our biggest untapped resource that we can leverage. We can leverage it through a combination of AI and machine learning, with plant science, and food science. The synergy between those disciplines can really help us, enable us to make more nutritious, great tasting, more sustainably produced, and really, really importantly more affordable food ingredient options. This is really our purpose. In the near term, we’re focused on consumer driven trends like the plant-based food revolution that’s underway namely with significant investments in soy and in yellow pea, which are helping, indeed, reduce the cost, reduce processing, which frankly are two of the greatest challenges that we see facing the scalability of this industry.

We were recently described on the Benzinga SPAC Attack, is the thing behind the thing, which I love that. It’s really exactly where we are positioned is more of a ‘picks and shovels’ play that we think can help fuel a wide number of brands, large and small, that are helping power this plant-based protein revolution. And really that’s the beginning.

Our long-term vision is, to use that term again, to become the thing behind the thing for other food, you know, consumer driven trends in the food category from personalized nutrition and vertical farming. Because really, that biology, the genomics, the seed that’s made better from the beginning is a lever, a proven lever for these industries and these evolving categories to differentiate themselves.

Of course, we are at this inflection point right now as we are headed into the public markets and we really believe strongly that we’re positioned to have a leadership position to deliver a really significant amount of value to society, to our shareholders, as we grow from last year more than $100 million of revenue to in a few years from now more than $1 billion of revenue and some really attractive margin profiles. But there’s a lot of work. There’s a lot of work to make that happen.

We’re a very purpose driven company. We’ve got a highly focused team and we’re really pleased with the momentum that we’ve built this year and the financial results that we’ve been able to deliver thus far. We’re really excited about some of the products that are coming down the pike here with our ultra-high protein soy portfolio, you know, delivering higher protein content, again, better from the beginning. And helping eliminate some of the cost structure out of the traditional SPC or soy protein concentrate processing and production. So that supplies additional benefit in the way of ESG, you know, reducing water and energy intensive steps. And we’re really working, not just there, but as I mentioned in the yellow pea, over the medium term to do the same thing.

Over the long term, you know, we see opportunities to employ this approach, as I mentioned, in other foods and trends. And we’ve begun making some bets in that respect with our fresh produce work.

So, I’m joined here today with my colleagues, Jason Bull, our Chief Technology Officer, DeAnn Brunts, our Chief Financial Officer, and we’re eager to get into the questions. So, let’s get started.

So, our first question: what made you want to make the decision to go public instead of Series E round and stay private for a bit longer into the inflection point of the industry, then go public? And why SPAC versus an IPO? Was it because of the capital risk or advice by sell-side as part of the raise? We got this question on Say and on Reddit.

What I would share is that we began as a Board of Directors, looking at the opportunity to go public a couple of years ago. And it was really an outgrowth of us being defined as, in many respects, a category defining company. We were looking at integrating vertically. We were looking at building out a technology platform that would reach into the markets that we were attacking. And we’re building a business that, you know, frankly from a venture perspective wasn’t exactly built to sell. It was a company that was built to last.

So, our Board organized a pre-public market readiness team. We began doing analysis of what it would be, what would be required in order for us to go public. And we began executing on that in late 2019 through 2020. When the SPAC market heated up in 2020, we really said look, this is an opportunity for us to go, to form capital, to further advance the business, to accelerate our plan, but to have some degree of surety in the timing that we would undertake to achieve that goal, the valuation that we would receive for executing that goal. And frankly, you know, in a business like ours, in the agrifood space, there is not a lot of comparable. So, it was a positive to be able to go behind the curtain, to be able to go under an NDA, and wall cross investors to have them understand the depth of due diligence that was executed by our partner in Star Peak [Star Peak Corp II], which is extremely extensive. That ended up helping get us to a place, ultimately, where we had an oversubscribed and upsized PIPE [Private Investment in Public Equity] to advance the business and to couple with Trust Proceeds to move into the public market.

So that process we ran was really informative. We felt like we picked the right partner in Star Peak to advance the business and to meet these goals that we outlined.

So, let’s move on to the next question. How are you navigating around the competitive landscape? While you may say that TAM [Total Addressable Market] is so enormous that competition is less of a problem, I expect penetration for the industry to be low relative to the larger food sector for a meaningful number of years.

You know, we think about competition in a couple of different lenses. We’ve got competition at a technology level, and you’ve got competition at a market and commercialization level. So, it does, in some respects, stratify seed companies, traditional ag input companies that have invested heavily in technological capabilities, as well as companies that are more in the middle of the value chain that are supplying ingredients and food solutions to the market.

At the end of the day, the consumer is driving that movement. They are advancing these extremely rapidly growing markets. What we view as a way to navigate that competitive landscape is really to establish relationships and meet the customers where they are, the customers who are serving this movement. It’s one reason why, you know, we’re working across many different brands, and it’s why we’ve chosen to integrate vertically into the value chain.

On the technology side, I’ll ask Jason to, Jason to talk about that.

Jason Bull:	Sure, thanks, Matt. So, technology coupled with our business model we believe gives us a really strong competitive mode. Let me tell you why. So, when we look on the technology side like Matt’s asking, there’s not many companies that could really challenge where we are at. They’re predominantly the large seed companies.

These large seed companies are differentiated from us really in four different aspects. The first one is germplasm. So, they have really fantastic germplasm. It tends to be high yield germplasm, not high yield and high protein germplasm, which is what we have. It’s an extremely important distinction. To generate the sort of germplasm we have, which is both high yield and high protein, takes at least a couple of breeding cycles, which is six to ten years of intensive breeding effort.

The second differentiation really revolves around technology capabilities. While these companies have really fantastic technology capabilities, they’re driven by data. Data is the fuel of the modern genomics era. To generate the sort of data to drive these technology engines also takes about another two to three years to really get the volume of data necessary.

The third differentiator is really around resourcing. And our breeding programs are large, more resourced, and for any of these companies to start and get serious in this area, it’s a significant resource reallocation away from the already profitable commodity system.

Lastly, is around the business model and how you start to monetize these different assets. So, the value we generate is beyond the farmgate. Which means as a seed company, it’s very difficult to charge for the seed that you’re selling. You essentially can’t. You’re not on more acres. You can’t spray more chemistry. So, this business model has been very effective in the seed industry, really doesn’t translate to the industry we’re creating.

DeAnn Brunts:	You know, I would add to that, you know, Matt talked about consumers driving the move to help foods and more sustainability. The consumer products companies, our customers, are the people who are having to address that as well. So, they’re very interested in working with us to satisfy those needs of the consumer.

Matt Crisp:	Maybe the last thing I would say, too, is you know, we talk about, you know, imminent competition. And I think this movement is too big for there not to be competition. We’re going to see increasing competition. We’re going to see the stakes climb over time. But the technological capabilities combined with the business model, you know, we feel it creates synergy. It creates that deeper, wider competitive mode that ultimately, you know, as our business advances, it’s not just about market share. It’s about establishing partnerships and collaborations that most scale, you know, our reach of the technology and the capabilities, and the space. So, while we’re not quite there yet, we’re more in this stage two, as it’s outlined in our investor deck, we’re moving into stage three over time with the soy portfolio. That’s going to be really exciting around how we scale the business, and continue to work with folks to grow, not just our share, but the share of the technology and the products that are supplying this movement.

So, let’s go to the next question. We’ve got what is Benson Hills’ long-term vision and what are the pillars of this vision and strategy? There are a couple of questions around this that were submitted.

You know, we talk about building a modern food system and we really, we envision this food system where the consumer has a say. I mean this is why we’re here today is, you know, we want to understand the consumers’ demands and be able to translate that back to the very beginning of the value chain, and essentially help modernize or in some respects de-commoditize the food system. And create at Benson Hill, a food technology market leader, you know, that’s leveraging this cutting-edge technology that we do, but leveraging it in a way that marries the interests of the farmer and the consumer in ways that haven’t been in the past.

So when we think about this unique intersection, as I mentioned earlier, of data science with plant science and food science, we believe that creates synergy and allows us to transcend, and indeed connect, transcend into the market, and indeed connect the consumer and their interests back to the seed, the seed producers, the seed genetics, and tap into that natural genetic diversity of plants, which really is our most significant untapped resource that hasn’t been leveraged with the consumer in mind historically. So, we are on a journey to accomplish these types of goals. We’ll continue to invest heavily in technology in these three areas of data science, plant science, and food science in order to realize that vision of an evolving food system.

So, we’ll hop ahead to the next question here. DeAnn, this is really for you. In the investor presentation labeled pipe presentation on the website, the question is really around slide 42 in the last row, which says, “2023 EV to EBITDA” but then compares Benson Hill 2026 info to comparable companies’ 2023 numbers. Then two columns show N/A in the footnote for food tech compares you to their 2024 EV. So, what is this about?

DeAnn Brunts:	That’s a fun question. Well, you know, and you mentioned, you know, we really don’t have any direct comps. We’re trying to get to an apples-to-apples comparison to explain and demonstrate the valuation that under which we are going through this transaction. So, when you think about our business model, and Matt talked about the, kind of touched on briefly the steps of the evolution of our business model, as we get out into 2025, 2026, we’re in that ultimate stage where we’re operating in the integrated closed loop business model. We’re partnering with other companies for commercialization and scale. So, 2026 is just a good measure kind of to compare us to some of the other, not exactly like us, but you know some similarities in companies.

So, when you look at that slide, you’ll see that there are food tech, ag tech, biotech, and then ag specialty ingredients. When you take that conglomeration, you can get to something that is not exactly apples to apples but gives you information about our relative valuation.

In truth, some of the EBITDA numbers for some of those competitors just aren’t known because they are not yet out there and publishing kind of what we’ve put forward, which is our longer-term plan. So hopefully, that’s helpful. I know that’s not exactly completely the answer, but you know, you always try and present kind of the best information you can. When we talk over that, we talk about these comparable and these are companies that our advisors and Star Peak believe are meaningful when you think about our valuation. That’s my best.

Matt Crisp:	Yeah, I mean, that’s the intent of the comp stuff is right, to supply some apples to apples.

DeAnn Brunts:	Right.

Matt Crisp:	So, we’ve got a couple other questions here. Let’s see. I do hope you’ll answer some questions about whether the sponsors have agreed or a reduction in promote—by the way I love the first part of this, which is my middle school librarian smoked Bensons—and whether the sponsors have or would agree to a reduction from a based-on redemptions and lock up based on performance. We could buy a lot of the arbs [arbitrage shares] we feel weren’t being abused. Appreciate that. And plus one related question along those lines, there are some novel structures and specs to help them survive as they evolve in this tough SPAC overcrowded movement. For instance, one novel structure means that a 50 percent redeem, and the sponsor only gets 50 percent of allocated shares. Also is it often the case that minimum proceeds, it is often the case that minimum proceeds conditions get waived if this happens frequently in SPAC mergers? Also, do founder employee shares are increasingly locked up for a full year with tiered sell blocks of price incentives like 12, 15, 18, etc. [price per share]., and elsewhere sponsored pipe existing company shares are locked up for 180 days.

So, we’ve received a couple of these questions about share redemptions and the terms of our deal with Star Peak II. You know, we’re really pleased with the partnership that we’ve got here. You know, it’s unfortunate right now that the vast majority of companies in this de-SPAC-ing processing are trading essentially at trust value or even a little bit below trust value, which is creating this or catalyzing this share redemption issue and arb activity. It’s a market issue that’s not a Benson Hill issue. We’re really confident of that and the feedback from our advisors understanding that macro conditions are driving a lot of this behavior. But it doesn’t really change the fact of where we are in this process. We believe that if we can educate well the market around our strategy, our plan, our bold vision, and how we think we can realize that through solid execution that you know, our stock price will ultimately reflect the promise of what it is that we’re positioned uniquely to deliver. By that I mean the technology platform and CropOS® combined with this innovated business approach and really linking the farmer and the consumer.

That’s sometimes not an easy story to tell. But over time, and as I think our team has evidenced in the months since we’ve announced this deal, the execution that we’re achieving, you know, will lead to a share price that most or more adequately reflects the underlying asset rather than is necessarily stabilized at, you know, where the market is just generally sitting.

So, the other point I would make here is that I mentioned earlier, we’ve got an oversubscribed, upsized pipe. It’s $225 million, materially above where we went out. I think that’s demonstrating a shared support. There is a good deal of insider participation in that including participation from Star Peak. It’s our hope, at least, that the retail community can really appreciate the value prop and again, begin to look through you know, if there are some of the macro conditions and understand Benson Hill better.

DeAnn Brunts:	You know, I would add to that that you know, we’re well down the path of the de-SPAC process. I mean we’re; you know, the vote is it’s coming up just in a couple of weeks. And our deal is structured such that you know, our closing condition of minimum cash equals our pipe. So, you know, essentially you know, with the closing of the pipe, and the closing of the transaction, you know, we’re good to go.

The impact and Matt, you referred to the redemptions, which, you know, I do think is a market, you know, impetus right now, the redemptions impact, the net cash that comes to Benson Hill to execute on the plan, that said, we stand ready. We’re focused on execution, and we stand ready to execute with the funds that we receive.

Matt Crisp:	Next question, we’ve got, did you enable a crescent term in your warrant contracts? There’s another question for you.

DeAnn Brunts:	This is a fun one. There is a crescent term currently existing. As I said, we’re well down the path and closing the transaction. We don’t expect it to come into play. There is an evolution going on in this back world, in this SPAC transaction. We’re well down the path, as I said. So, going back and changing terms and aspects of the deal really isn’t, you know, a reasonable approach at this time. We have, as I said, a very high probability of closing in the next two weeks. So, there is a crescent term, again, you know, don’t expect that to come into play.

Matt Crisp:	Now, I’ve got one for you. When you mentioned plans replacing additives, can you name some examples? I’ve worked in food my whole life, so I’m curious of the natural alternatives to some fairly nasty chemicals.

Jason Bull:	Yeah, that’s a good question. It’s a good question because consumers, we’re all becoming more and more conscious of what we eat. We’re reading more labels. We’re willing to switch brands because of labeling to get to more nutritious outcomes. There is this other realization that our current industrial commodity food system is largely creating diets that are killing us and the planet. It’s a big deal. That’s why we’ve taken a fresh look at this entire space and that’s why we are an ESG pure play company. We’re focused on sustainability benefits really being baked into the way our technology platform and our commercial delivery really operates.

That’s best manifested in our yellow pea example. This is an example of a crop that’s really received little to no genetic innovation to date. It’s, while it’s a small crop, it’s the fastest growing source of protein in the alt meat market. It’s also a crop that has problems of off flavors and these off flavors then require a lot of masking agents, a lot of complex processing, you know, a resource intensive processing to really get to the desired flavor that we care about. That’s why we are putting our energy into breeding this crop so that it creates the protein outcomes we care about from the very beginning and has the flavor profile that precludes the use of these masking agents so that we can get to a sustainable outcome.

We’re making really solid advances here. We’ve already done a lot of the work around standing up our breeding program, creating a state-of-the-art genetic map so that we can accelerate the breeding process. We’re making really substantial progress.

Matt Crisp:	I’m just, I’m super excited about the yellow pea program. I also like how you said baked in.

Jason Bull:	Yeah, see, you like that.

Matt Crisp:	So, the next question or set of questions really is on GE versus GMO. GE or short for gene editing and GMO short for genetically modified organism. One is inherently wouldn’t your products always underperform GMOs since GMO’s are more specifically focused? Another question that came in along these lines is I understand that a lot of people insist on non-GMOs, so I can understand your company not using that technology. But I still think it’s pretty ridiculous. The output is what is important. If the output includes only proteins people already eat, especially if the proteins can be listed among the ingredients, why does it matter if it’s GMO? Then another question that was submitted says, there are areas where you are very excited about how you employ AI and CRISPR gene editing and then other areas where you heavily emphasize you are non-GMO. To be clear on that again, just getting a little confused about where you would use genomics and transcription and how an end product you still have a non-GMO. It would help to clarify that. So yeah, we get this question all the time and I sometimes wonder if we’re doing a good enough job explaining it.

I’ll say the way maybe the three buckets that I use and then you can kind of fill in those blanks. I mean you’ve got GMO, you’ve got gene editing, and then you’ve got we’ll call it conventional breeding, and this spectrum of approaches. You want to talk more about how and what?

Jason Bull:	Yeah, let me start with kind of the technology kind of behind these different approaches and I’ll start first with traditional breeding because that’s a centuries old technique that’s really been around for a long time and is used really in almost all our food system crop development. It really relies on you know, very simple making of crosses and selecting amongst those crosses the progeny that gives the desired outcomes. It’s a very predictable sort of technology and a technology that gives us the sort of outcomes that we rely on.

That’s really been supercharged in the last few years and specifically here at Benson Hill. It’s been dramatically supercharged with CropOS® and AI technology to where we can use prediction at the beginning of the process to predict the right crosses. We can use prediction to select the right progeny. That massively de-risks and accelerates this whole area of traditional breeding. By the way, this is the area that has really given rise to the products that we have on the market today and that they’re all butterfly certified [non-GMO] products.

The next area is gene editing. And here, we’re using tools like CRISPR. We’re using targeting technology out of CropOS® to find the exact genes that really have been muted or lost in the commodity system that we’re essentially bringing back into our food system so that we get the sort of flavor and nutritional benefits that we really are after.

The third area are GMO’s. This is where we’re taking exotic DNA from one species to another and to infer really principally outcome type traits like herbicide resistance, insect resistance that aren’t native factors in genomes of interest. This sort of technology is really it’s long [length of time]. It’s expensive. It’s typically an area where really only the very large ag companies develop products. We had some development in this area. It’s not a principle area of interest really. We’re taking already fully deregulated traits and we’re using it in appropriate markets, principally in the feed markets so that we can have a product that growers are used to growing to deliver to those feed markets. It’s not an area of principle investigation for us.

Matt Crisp:	Yeah, cool, yeah, that’s pretty good, I think. I think another point I’d add and this is just maybe more on the philosophy is that it’s really for us, it’s about choice, right., And if we’re enjoying this vertically integrated model where, you know, we can fortunately take insights and information from our customers who, you know, are facing the consumers and we’re also facing consumers, and we’re saying okay, is, if non-GMO butterfly certified is required for this market, you know, we’ve got the technological capability to develop products for that. You know, but at the end of the day, I think over time, we’re going to see technology being embraced more and more as consumers understand, you know, the power of what it can do for us and for our planet. You know, gene editing and CRISPR is already making a massive impact in human healthcare.

Jason Bull:	Oh totally.

Matt Crisp:	You know, it’s another industry where I think we can learn from exactly how it’s used for the better greater good, and I’m grateful that we’ve got such a team that’s so dedicated advancing that tech on top of the approaches that we’re employing in our commercial pipeline today.

Jason Bull:	And they’re synergistic.

DeAnn Brunts:	Yeah, and I would just throw into that the growth in our ingredients segment and what’s included in our plan is based on, fueled by the products we’ve already developed that are non-GMO. We have additional opportunity, and Jason mentioned this, additional opportunity through all sorts of other, you know, sort of extensions of those products and then potentially GMO [Gene Editing] products as well. That’s upside. And we’re investing to deliver on that. We’re investing in that R&D budget of yours.

Jason Bull:	Yeah, genetic editing plays in our future very significantly. Yeah.

Matt Crisp:	Great, so let’s see. Do we have any other questions? What, we do. Sorry, there is one on meat substitute. So, this question is around meat substitutes. From my understanding, they only produce soybeans and peas with high protein in applications for meat substitutes so there is no cultured meat. That’s largely correct. We’re not in the cultured meat market. Our innovation in soy and yellow pea is really targeted towards the plant-based food market. We project or we and a lot of research projects that you know, this is $140 to $160 plus billion market by the end of the decade. That’s roughly equivalent to around ten percent of the global meat market.

We understand, of course, that there are applications not just in alternative meat, but in alternative dairy, eggs. There is also aquaculture, other feeds, as well as pet food. We’ve also, you know, we also have, and I did mention earlier, a high oleic, low linolenic soy product [cooking oil] with, you know, a high content of omega-9 fatty acids. But we very much are focused on soy, which is the largest component of that market today, and yellow pea, which is the fastest growing component of that market today, not on the cultured meat category.

So, to conclude, we really appreciate your time, your engagement. This is the first time we’ve ever done this. I’m excited to have this opportunity to create outreach to individual investors. We’re really excited about where we’re headed as a company. We’re glad that we’ve got stakeholders like you engaged in this process with us. And we look forward to continuing this engagement in the future. So, thank you.

[End of audio]

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Additional Information

This communication is being made in respect of a proposed merger transaction (the "proposed transactions") involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission ("SEC") and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak's solicitation for proxies for the vote by Star Peak's stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak's solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC's website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak's or Benson Hill's future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill's estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Star Peak's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.